

Mail Stop 3030

February 15, 2018

Rebecca Boyden
Deputy General Counsel
Broadcom Limited
1 Yishun Avenue
Singapore 768923

> **Re:** **Broadcom Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2018**
> **File No. 001-37690**

Dear Ms. Boyden:

We have limited our review of your filing to the issues addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Approval of the Scheme of Arrangement by the Singpore Court, page 25

1.  Given your disclosure regarding approval by the Singapore Court, please clarify how you satisfied the criteria related to foreign courts referenced in Section 4.B.4 of Staff Legal Bulletin No. 3A.

Federal Securities Law Consequences; Resale Restrictions, page 26

2.  Please revise to clarify how your proposed transaction satisfies the conditions applicable to the exemption from registration on which you intend to rely. For example, revise to clarify that: (1) the Singapore Court must approve the fairness of the terms and conditions of the issuance and exchange; (2) the Singapore Court must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom the securities will be issued; and (3) the Singapore Court has been advised before the hearing that you will rely on the Section 3(a)(10) exemption based on the court's approval of the transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Cc:    Tony Richmond, Esq.
        Latham & Watkins LLP